SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2014
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Announces Treatment of First Patient in TIARA-I Clinical Trial

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Announces Treatment of First Patient in TIARA-I Clinical Trial

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Dec. 1, 2014 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that the first patient has been enrolled in the European arm of its TIARA-I Early Feasibility Trial, a multinational, multicenter trial being conducted at centers in the US, Europe and Canada to assess the safety and performance of Neovasc's Tiara™ mitral valve system and implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation ("MR").

Severe MR is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death. The first patient was enrolled by Dr. Stefan Verheye, at the Antwerp Cardiovascular Center / ZNA Middelheim, Belgium. The Tiara valve implantation was completed via a minimally invasive, transapical, transcatheter approach, resulting in elimination of the patient's MR without leaks or other complications.  To date, recovery of the patient has been uneventful.

"We are excited to have initiated enrolment in this multinational study at Dr. Verheye's center in Belgium," stated Neovasc CEO Alexei Marko. "Experience to date with the first five patients receiving a Tiara replacement valve has been very encouraging with the transcatheter device being readily implanted through a transapical approach and functioning as intended to replace the diseased native valve.  We look forward to continuing to expand these clinical activities and ultimately making Tiara available to the wider population of high risk surgical patients suffering from severe MR."

TIARA-I has received institutional review board (IRB) approval from the first of the participating US medical centers and anticipates US implantations of Tiara to begin in the coming months.  It is expected that additional European and Canadian sites will begin enrolling patients in early 2015.

Neovasc also confirmed that in November Tiara was implanted in a fourth Canadian patient at St. Paul's Hospital in Vancouver Canada under Special Access ("compassionate use") regulatory approval.  This implantation was completed uneventfully and resulted in a well-functioning prosthetic valve with no residual MR, leaks or other complications.  The patient was discharged home on day five following implantation and their recovery has been uneventful to date.

Further details of the Tiara clinical program and related clinical data will be presented at upcoming medical conferences.

About Tiara:
Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation (MR) by replacing the diseased valve. Significant MR can lead to heart failure and death. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. alone. Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach and is designed to replace the diseased native mitral valve without the need for open-heart surgery or use of a cardiac bypass machine.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. In particular, the following statements in this news release constitute forward-looking statements: statements relating to the Company's plans and expectations regarding the TIARA-I Early Feasibility Trail, the potential benefits of Tiara and its ability to treat MR, the safety and performance of Tiara, the Company's belief that the FDA approval is an important step towards making Tiara available to U.S. patients, the Company's receipt of any required local and institutional approvals, European and Canadian enrollment and the success of applications in Europe and Canada, the Company's expectations regarding the number of patients that will enroll in the TIARA-1 Early Feasibility Trial and the medical centers that will participate, and the Company's expectations regarding timing.  Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks relating to regulatory requirements, including the inherent uncertainties of research and development, risks related to medical devices and clinical procedures, the Company's ability to comply with the conditions of the FDA's approval, the Company's ability to successfully receive any required local or institutional approvals, risks related to necessary enrollment of patients, the possibility of unfavorable or delayed clinical trial results, whether the FDA and other regulators will be satisfied with the results from the TIARA-I Early Feasibility Trial and further trials and studies that will be required; and other factors referenced in the Company's filings with Canadian securities regulators and the Securities and Exchange Commission. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 09:26e 01-DEC-14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: December 1, 2014	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer